Exhibit (d)(32)

DaVita Inc.

Performance-Based Restricted Stock Unit Agreement under the

DaVita Inc. 2020 Incentive Award Plan

This Performance-Based Restricted Stock Unit Agreement (this “Agreement”) is dated as of the Grant Date indicated below by and between DaVita Inc., a Delaware corporation (the “Company”), and the Grantee indicated below pursuant to the DaVita Inc. 2020 Incentive Award Plan (the “Plan”).

Primary Terms

Grantee:	«Grantee»

Address:	«Address_1»
«City», «State» «Zip»

Grant Date:	«Grant_Date»

Performance Conditions:	As indicated on Exhibit B

Vesting Conditions:	As indicated on Exhibit B

Vesting Dates:	As indicated on Exhibit B

Target Number of Units:	«PSU_Award»

Plan Name:	2020 Incentive Award Plan

Plan ID#:	[ ]

This Agreement includes this cover page and the following Exhibits, which are expressly incorporated by reference in their entirety herein:

Exhibit A – General Terms and Conditions

Exhibit B – Performance and Vesting Conditions

Exhibit C – Calculation of Relative Total Shareholder Return

Grantee hereby expressly acknowledges and agrees that he or she is an employee at will and may be terminated by the Company or its applicable Affiliate at any time, with or without cause. By accepting this Award, Grantee hereby acknowledges he or she has a copy of the Plan, and accepts and agrees to the terms and provisions of this Agreement and the Plan. Capitalized terms that are used but not defined in this Agreement shall have the meanings set forth in the Plan.

IN WITNESS WHEREOF, the Company and the Grantee have accepted this Agreement effective as of the Grant Date.

DaVita Inc. *If permitted by the Company, this Agreement may be accepted electronically by the Grantee pursuant to the Company’s third-party stock plan administrator’s procedures.	Grantee*

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DaVita Inc.

Performance-Based Restricted Stock Unit Agreement

Exhibit A – General Terms and Conditions

For valuable consideration, the receipt of which is acknowledged, the parties hereto agree as follows:

1. Grant of Performance Stock Units. The Company hereby grants to Grantee this award (the “Award”) of the target number of performance-based restricted stock units indicated on the front page (“Performance Stock Units”) under the Plan, subject to adjustment, forfeiture and the other terms and conditions set forth below and in the Plan. This Award represents Grantee’s right to receive shares of common stock of the Company (“Common Stock”), subject to Grantee’s fulfillment of the performance, vesting and other conditions set forth in this Agreement.

2. Performance and Vesting Conditions. The number of Performance Stock Units that may be earned by and for which shares of Common Stock (“Shares”) become issuable to Grantee (the “Earned Units”) shall be based upon the achievement of the performance criteria as reviewed and approved by the Committee and reflected in Exhibit B (the “Performance Goals”) over the performance periods reflected in Exhibit B (the “Performance Periods”) and the remaining terms of this Agreement (the “Vesting Conditions”). The determination by the Committee with respect to the achievement of the Performance Goals shall be made as soon as administratively practicable following the end of the applicable Performance Period after all necessary Company information is available.

3. Conversion of Performance Stock Units and Stock Issuance. To the extent that the Committee determines that some or all of the Performance Goals and the Vesting Conditions have been achieved, then as of each Vesting Date specified on Exhibit B (each, a “Vesting Date”) that Grantee satisfies the Vesting Conditions or as soon as administratively practicable thereafter (but in any event no later than 60 days following the applicable Vesting Date or the vesting event, subject to Section 12 below and Exhibit B), the Company shall issue the number of Shares issuable to Grantee (the “Shares”), for the Earned Units determined pursuant to the Committee’s determination of the level of achievement of the Performance Goals, subject to Section 6 below.

4. Termination of Employment. Except as set forth in Exhibit B or pursuant to the terms of any written employment agreement between the Grantee and the Company or an Affiliate thereof in effect on the Grant Date, Performance Stock Units will cease vesting upon the date Grantee’s employment with the Company or any Affiliate is terminated for any reason. Upon the date that Grantee ceases being an Employee for any reason other than as expressly contemplated in Exhibit B or pursuant to the terms of any written employment agreement between the Grantee and the Company or an Affiliate thereof in effect on the Grant Date, Grantee will forfeit his or her right to any unvested Performance Stock Units.

5. Rights to Shares. Grantee shall not have any rights to the Shares subject to the Award, including without limitation, voting rights and rights to dividends, unless and until the Shares shall have been issued by the Company and held of record by or for the benefit of Grantee. The Performance Stock Units shall include a right to Dividend Equivalents equal to the value of any dividends paid on the Common Stock for which the dividend record date occurs between the Grant Date and the date the Performance Stock Units are settled or forfeited. Subject to vesting, each Dividend Equivalent entitles Grantee to receive the equivalent cash value of any such dividends paid on the number of Shares underlying the Performance Stock Units that are outstanding during such period. Dividend Equivalents will be accrued (without interest) and will be subject to the same conditions as the Performance Stock Units to which they are attributable, including, without limitation, the vesting conditions and the provisions governing the time and form of settlement of the Performance Stock Units.

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6. Taxes

(a) Generally. Grantee is ultimately liable and responsible for all taxes under all applicable federal, state, local or other laws or regulations (the “Required Tax Payments”) owed in connection with the Award, regardless of any action the Company or any of its Affiliates takes with respect to any tax withholding obligations that arise in connection with the Award. Neither the Company nor any of its Affiliates makes any representation or undertaking regarding the treatment of any tax withholding in connection with the grant or vesting of the Award or the subsequent sale of Shares issuable pursuant to the Award. The Company and its Affiliates do not commit and are under no obligation to structure the Award to reduce or eliminate Grantee’s tax liability.

(b) Payment of Withholding Taxes. As a condition precedent to the delivery to the Grantee of any Shares upon vesting of the Award, the Grantee shall satisfy the Required Tax Payments by the Company withholding from the Shares otherwise to be delivered to the Grantee pursuant to the Award a whole number of Shares having a Fair Market Value, determined as of the date the obligation to withhold or pay taxes first arises in connection with the Award (the “Tax Date”), equal to the Required Tax Payments, with the number of Shares withheld rounded up to the nearest whole Share to satisfy the Required Tax Payments. Notwithstanding the foregoing, the Company (or, in the case of a Grantee subject to Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Committee) may, in its sole discretion, establish alternative methods for the Grantee to satisfy the Required Tax Payments, which may include, without limitation, a cash payment, proceeds from the sale of Shares otherwise issuable to Grantee, or delivery (either actual delivery or by attestation procedures established by the Company) to the Company of previously owned whole Shares, in each case, having an aggregate value, determined as of the Tax Date, equal to the amount necessary to satisfy the Required Tax Payments.

7. Assignment. Grantee’s interest in this Award may not be assigned or alienated, whether voluntarily or involuntarily.

8. Clawback Provision. Notwithstanding any other provision in this Agreement to the contrary, Grantee shall be subject to the Company’s Incentive Compensation Clawback Policy or other clawback policy adopted by the Company, each as may be amended from time to time (the “Clawback Policy”). The provisions of this Section 8 are in addition to and not in lieu of any other remedies available to the Company in the event Grantee violates the Policies (as defined herein below), or any laws or regulations.

9. Amendments. The Company may amend the provisions of this Agreement at any time; provided that, an amendment that would adversely affect the Grantee’s rights under this Agreement in a material manner shall be subject to the written consent of the Grantee.

10. Change of Control of the Company. In the event of a Change of Control, the number of Earned Units that are assigned to each Performance Goal issuable shall be determined as specified in the Relative Total Shareholder Return Performance Condition, as set forth in Exhibit B, with respect to the portion of the Performance Stock Units associated with any Performance Period that has not concluded as of the date of such Change of Control. For the avoidance of doubt, any Performance Stock Units associated with any Performance Period that has concluded on or prior to the date of the Change of Control shall vest based on the achievement of the applicable Performance Goal during such completed Performance Period.

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11. [Non-Competition/]1Non-Solicitation/Non-Disclosure

[(a) Non-Competition. Grantee acknowledges and recognizes the highly competitive nature of the business of the Company and the unique access to the Company’s confidential business, personnel, and customer and patient information that Grantee receives solely as a result of Grantee’s employment with the Company, and accordingly agrees that while Grantee is an Employee, and for the 12 month period following termination of such relationship for any reason (whether voluntary or involuntary) (the “Restricted Period”), Grantee shall not, as an employee, independent contractor, consultant, or in any other capacity, prepare to provide or provide any of the same or similar services that Grantee performed during his/her employment with or service to the Company for any other individual, partnership, limited liability company, corporation, independent practice association, management services organization, or any other entity (collectively, “Person”) anywhere in the United States that competes in any way with the area of business of the Company, or any of its subsidiaries or affiliates, in which Grantee worked and/or performed services. For purposes of the above, preparing to provide any of the same or similar services includes, but is not limited to, planning with any Person on how best to compete with the Company or any of its subsidiaries or affiliates, or discussing the Company’s, or any of its subsidiaries’ or affiliates’ business plans or strategies with any Person.

Grantee further agrees that during the Restricted Period, Grantee shall not own, manage, control, operate, invest in, acquire an interest in, or otherwise engage in, act for, or act on behalf of any Person (other than the Company and its subsidiaries and affiliates) engaged in any activity that Grantee was responsible for during Grantee’s employment with or engagement by the Company where such activity is competitive with the activities carried on by the Company or any of its subsidiaries or affiliates.

Grantee acknowledges that during the Restricted Period, Grantee may be exposed to confidential information and/or trade secrets relating to business areas of the Company or any of its subsidiaries or affiliates that are different from and in addition to the areas in which Grantee primarily works for the Company (the “Additional Protected Areas of Business”). As a result, Grantee agrees he/she shall not own, manage, control, operate, invest in, acquire an interest in, or otherwise act for, act on behalf, or provide the same or similar services to, any Person that engages in the Additional Protected Areas of Business.

Notwithstanding the foregoing, nothing in this Section 11(a) prohibits Grantee from passively owning not in excess of 2% in the aggregate of any company’s stock or other ownership interests that are publicly traded on any national or regional stock exchange.

Grantee acknowledges and agrees that the geographical limitations and duration of this covenant not to compete are reasonable and appropriate, it being understood that the business of the Company can be, and is, practiced throughout the United States, and that the restrictions set forth herein will not impose any undue hardship on Grantee.

To the extent that the provisions of this Section 11(a) conflict with any other agreement signed by Grantee relating to non-competition, the provisions that are most protective of the Company’s, and any of its subsidiaries’ or affiliates’, interests shall govern.

This Section 11(a) (Non-competition) and the rights and obligations of Company hereunder may be assigned by Company and shall inure to the benefit of and shall be enforceable by any such assignee, as well as any of Company’s successors in interest. This Section 11(a) (Non-competition) and the rights and obligations of Grantee hereunder may not be assigned by Grantee, but are binding upon Grantee’s heirs, administrators, executors, and personal representatives.]

(b) Non-Solicitation. Grantee agrees that during the term of his/her employment and/or service to the Company or any of its subsidiaries or affiliates and for the one-year period following the termination of his/her employment and/or service for any reason (whether voluntary or involuntary), Grantee shall not (i) solicit any of the Company’s, or any of its subsidiaries’ or affiliates’, employees with whom Grantee worked on more than a de minimis basis or whom Grantee directly or indirectly supervised while with the Company to work for any Person; (ii) hire any of the Company’s, or any of its subsidiaries’ or affiliates’, employees with whom Grantee worked on more than a de minimis basis or

[1]	To be included only for non-California teammates.

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whom Grantee directly or indirectly supervised while with the Company to work (as an employee or an independent contractor) for any Person; (iii) take any action that may reasonably result in any of the Company’s, or any of its subsidiaries’ or affiliates’, employees with whom Grantee worked on more than a de minimis basis or whom Grantee directly or indirectly supervised while with the Company going to work (as an employee or an independent contractor) for any Person; (iv) induce any patient or customer of the Company, or any of its subsidiaries or affiliates, either individually or collectively, to patronize any competing business; (v) request or advise any patient, customer, or supplier of the Company, or any of its subsidiaries or affiliates, to withdraw, curtail, or cancel such person’s business with the Company, or any of its subsidiaries or affiliates; (vi) enter into any contract the purpose or result of which would benefit Grantee if any patient or customer of the Company, or any of its subsidiaries or affiliates, were to withdraw, curtail, or cancel such person’s business with the Company, or any of its subsidiaries or affiliates; (vii) solicit, induce, or encourage any physician (or former physician) affiliated with the Company, or any of its subsidiaries or affiliates, or induce or encourage any other person under contract with the Company, or any of its subsidiaries or affiliates, to curtail or terminate such person’s affiliation or contractual relationship with the Company, or any of its subsidiaries or affiliates; or (viii) disclose to any Person the names or addresses of any patient or customer of the Company, or any of its subsidiaries or affiliates.

(c) Non-Disclosure. In addition, Grantee agrees not to disclose or use for his or her own benefit or purposes or for the benefit or purposes of any Person other than the Company and any of its subsidiaries or affiliates, any trade secrets, information, data, or other confidential information relating to customers, development, programs, costs, marketing, trading, investment, sales activities, promotion, credit and financial data, financing methods, plans, or the business and affairs of the Company or any of its subsidiaries or affiliates (“Information”); provided, however, the foregoing shall not apply to (i) Information which is not unique to the Company or any of its subsidiaries or affiliates; (ii) Information which is generally known to the industry or the public other than as a result of Grantee’s breach of this covenant; or (iii) disclosure that is required by any applicable law, rule or regulation. If Grantee receives such a request to produce Information in his or her possession, Grantee shall provide the Company reasonable advance notice, in writing, prior to producing said Information, so as to give the Company reasonable time to object to Grantee producing said Information. Grantee also agrees that Grantee will not become employed by or enter into service with any Person other than the Company and any of its subsidiaries or affiliates in which Grantee will be obligated to disclose or use any Information, or where such disclosure would be inevitable because of the nature of the position. Grantee shall not be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of a trade secret that: (1) is made (a) in confidence to a Federal, State, or local government official, either directly or indirectly, or to an attorney, and (b) solely for the purpose of reporting or investigating a suspected violation of law; or (2) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. Disclosures to attorneys, made under seal, or pursuant to court order are also protected in certain circumstances under 18 U.S.C. § 1833.

(d) Non-Contravention. Nothing in this Agreement (including with respect to Confidential Information, Trade Secrets, and other obligations) is intended to be or will be construed to prevent, impede, or interfere with Grantee’s right to respond accurately and fully to any question, inquiry, or request for information regarding Grantee’s employment with the Company when required by legal process by a Federal, State or other legal authority, or from initiating communications directly with, or responding to any inquiry from, or providing truthful testimony and information to, any Federal, State, or other regulatory authority in the course of an investigation or proceeding authorized by law and carried out by such agency. Grantee is not required to contact the Company regarding the subject matter of any such communications before Grantee engages in such communications. In addition, nothing in this Agreement is intended to restrict Grantee’s legally protected right to discuss wages, hours or other working conditions with co-workers or in any way limit Grantee’s rights under the National Labor Relations Act or any whistleblower act.

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(e) Remedies. Grantee agrees that any breach of Section [11(a),] 11(b), or 11(c) will result in immediate and irreparable harm to the Company and its affiliates for which damages alone are an inadequate remedy and cannot readily be calculated. Accordingly, the Grantee agrees that the Company and its affiliates shall be entitled to temporary, preliminary and permanent injunctive relief to prevent any such actual or threatened breach, without posting a bond or other security or limiting other available remedies.

(f) Termination of Agreement. This Agreement and the Award shall terminate effective on the date on which Grantee enters into any activity in breach of Section [11(a),] 11(b), or 11(c), or if at any time during Grantee’s employment with the Company or any of its subsidiaries or affiliates or within one (1) year after the termination of such employment for any reason (whether voluntary or involuntary), Grantee (i) is convicted of a felony; (ii) has been adjudicated by a court of competent jurisdiction of having committed an act of fraud or dishonesty resulting or intending to result directly or indirectly in personal enrichment at the expense of the Company or any of its subsidiaries or affiliates; or (iii) is excluded from participating in any federal health care program. In any of the aforementioned cases, in addition to injunctive relief as forth above, the Company may seek an order requiring Grantee to repay the Company any value, gain or other consideration received or realized by Grantee as a result of this Award or any Shares received pursuant to the Award. In the event of any conflict between the language of this Section 11(f), on the one hand, and the language of Section 8 of this Award or of the Clawback Policy, on the other hand, the language of Section 8 of this Award and of the Clawback Policy shall be controlling. The provisions of this Section 11(f) are in addition to and not in lieu of any other remedies available to the Company in the event Grantee violates the Policies (as defined herein below), or any laws or regulations.

12. Section 409A of the Code. This Agreement and the Award are intended to meet the requirements of or be exempt from Section 409A of the Code, as applicable, and shall be interpreted and construed consistent with that intent and each settlement hereunder shall be considered a separate payment for purposes of Section 409A of the Code. Notwithstanding any other provisions of this Agreement, to the extent that the right to any issuance of Shares or payment to Grantee hereunder provides for non-qualified deferred compensation within the meaning of Section 409A(d)(1) of the Code that is subject to Section 409A of the Code, the issuance or payment shall be made in accordance with the following:

If Grantee is a “specified employee” within the meaning of Section 409A(a)(2)(B)(i) of the Code on the date of Grantee’s “separation from service” within the meaning of Section 409A(a)(2)(A)(i) of the Code (the “Separation Date”), then no such issuance of Shares or payment shall be made during the period beginning on the Separation Date and ending on the date that is six months following the Separation Date or, if earlier, on the date of Grantee’s death, if the earlier making of such issuance of Shares or payment would result in tax penalties being imposed on Grantee under Section 409A of the Code. The amount of any issuance of Shares or payment that would otherwise be made during this period shall instead be made on the first business day following the date that is six months following the Separation Date or, if earlier, the date of Grantee’s death. If the Grantee is subject to an employment or other agreement that specifies a time and form of payment that differs from the time and form of payment set forth in Exhibit B, then this Award shall be settled in accordance with such employment or other agreement to the extent required to comply with Section 409A of the Code in a manner permissible under the Plan.

13. Compliance with Policies. It is understood and agreed upon that at all times Grantee will act in full compliance with the Company’s policies and procedures as may be in effect from time to time, including without limitation, the Company’s Code of Conduct, JV Compliance Handbook, MDA Compliance Handbook, Gift Policy and credentialing process (collectively, the “Policies”). If Grantee’s conduct, whether related to the Award granted under this Agreement or otherwise, materially violates the requirements of the Policies, as determined by the Committee (with respect to a Grantee that is an “officer” under Section 16 of the Exchange Act) or the Company’s Chief Executive Officer, Chief Compliance Officer or Chief Legal Officer (with respect to a Grantee that is not an “officer” under Section 16 of the Exchange Act), then Grantee will forfeit any unvested portion of the Award granted

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under this Agreement and be subject to immediate disciplinary action, up to and including termination. The provisions of this Section 13 are in addition to and not in lieu of any other remedies available to the Company in the event Grantee violates the Policies or any laws or regulations. If at any time Grantee has questions or concerns about the provisions in this Section 13, or suspects any improper conduct related to the Policies, Grantee should immediately contact his or her supervisor or Team Quest. Grantee also may anonymously and confidentially call the Company’s Compliance Hotline.

14. Compliance with Law. No Shares shall be issued and delivered pursuant to this Award unless and until all applicable registration requirements of the Securities Act of 1933, as amended, all applicable listing requirements of any national securities exchange on which the Common Stock is then listed, and all other requirements of law or of any regulatory bodies having jurisdiction over such issuance and delivery, shall have been complied with. In particular, the Committee may require certain investment (or other) representations and undertakings in connection with the issuance of securities in connection with the Plan and this Award in order to comply with applicable law.

If any provision of this Agreement is determined to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted by applicable law, and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law. Furthermore, if any provision of this Agreement is determined to be illegal under any applicable law, such provision shall be null and void to the extent necessary to comply with applicable law, but the other provisions of this Agreement shall remain in full force and effect.

15. Interpretation of Award.

(a) This Award is granted under the provisions of the Plan and shall be interpreted in a manner consistent with it.

(b) Any provision in this Award inconsistent with the Plan shall be superseded and governed by the Plan.

(c) For all purposes under this Award, employment by the Company shall include employment by the Company or any Affiliate thereof.

(d) This Award shall be subject to the terms of any written employment agreement between the Grantee and the Company or any Affiliate thereof to the extent permissible under the Plan.

16. Electronic Delivery and Execution. Grantee will not be able to initiate any stock transactions related to this Award until Grantee has accepted the terms of this Agreement. The Company may, in its sole discretion, decide to deliver any documents related to this Award or future awards made under the Plan by electronic means or request Grantee’s consent to participate in the Plan by electronic means. Grantee hereby consents to receive such documents by electronic delivery and, if requested, agrees to participate in the Plan through any on-line or electronic system established and maintained by the Company or another third party designated by the Company.

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DaVita Inc.

Performance-Based Restricted Stock Unit Agreement

Exhibit B – Performance and Vesting Conditions

Shares issuable under this Agreement will be determined based on the level of performance achieved on specified Performance Goals. Except as set forth in this Exhibit B or the terms of any written employment agreement between the Grantee and the Company or an Affiliate thereof in effect on the Grant Date, vesting in the right to receive the number of Shares so determined shall be contingent on Grantee’s continued employment by the Company on the Vesting Date indicated for each Performance Condition listed below.

For purposes of this Exhibit, the following terms shall have the respective meanings set forth below:

•

Cause: Cause shall mean: (i) a material breach by Grantee of his or her duties and responsibilities which do not differ in any material respect from the duties and responsibilities of Grantee during the ninety (90) days immediately prior to a Change of Control (other than as a result of incapacity due to physical or mental illness) which is demonstrably willful and deliberate on Grantee’s part, which is committed in bad faith or without reasonable belief that such breach is in the best interests of the Company and which is not remedied in a reasonable period of time after receipt of written notice from the Company specifying such breach; (ii) willful misconduct or gross negligence which results in material harm to the Company; (iii) the conviction of Grantee of, or a plea of nolo contendere by Grantee to, a felony or other crime involving fraud or dishonesty; or (iv) willful violation of Company policies which results in material harm to the Company.

Change of Control Vesting

In the event of a Change of Control, this Award shall automatically vest in its entirety upon the earlier of the following two events: (i) immediately prior to the effective date of a Change of Control if the successor in such Change of Control (the “Acquiror”) fails to effectively assume, convert or replace this Award, or (ii) if the Award is effectively assumed in a Change of Control, as of the date of termination of Grantee’s employment if such termination occurs within twenty-four (24) months following such Change of Control by the Company (or the Acquiror) (a) other than for “Cause” (defined below) or (b) if applicable, by Grantee in accordance with the termination for “Good Reason” provisions of Grantee’s employment agreement, if any; provided, however, that if the Award constitutes nonqualified deferred compensation within the meaning of Section 409A of the Code, then in the case of clause (i), if the Award is not effectively assumed, converted or replaced and the Change of Control was not a “change in control event” within the meaning of Section 409A of the Code or to the extent distribution would not be permissible under Section 409A of the Code without adverse tax consequences, then the vested Award shall be settled upon its normal Vesting Dates or, if earlier and to the extent permitted by Section 409A of the Code, Grantee’s termination of employment, provided that the Grantee would not satisfy the age and service requirements for Rule of 65 Vesting during the term of the Award, and in the case of clause (ii), if the Change of Control was not a “change in control event” within the meaning of Section 409A of the Code and the Grantee would satisfy the age and service requirements for Rule of 65 Vesting during the term of this Award, then the vested Award shall be settled, to the extent required by Section 409A of the Code, upon the Vesting Dates, in accordance with the Rule of 65 provisions. In the event of such accelerated vesting due to a Change of Control, the number of Shares issuable for the portion of Condition Target PSUs assigned to the Performance Conditions described in Section A. with respect to any Performance Period that had not concluded on or prior to the date of such Change of Control shall be determined as specified in the Relative Total Shareholder Return Performance Condition described in Section B. below.

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To be effectively assumed in the Change of Control, the award received in exchange for the Award in connection with a Change of Control: (i) is of the same type as the Award; (ii) has a value intended to preserve the value of the Award; (iii) relates to publicly traded equity securities of the Company (or the Acquiror or another entity that is affiliated with the Company or the Acquiror); and (iv) its other terms and conditions are not less favorable to the Grantee than the terms and conditions of the Award (including the provisions that would apply in the event of a subsequent Change of Control but excluding the Performance Conditions ). Without limiting the generality of the foregoing, the replaced Award may take the form of a continuation of the Award if the requirements of the preceding sentence are satisfied. The determination of whether the conditions for effectively assuming the Award have been satisfied shall be made by the Board, as constituted immediately before the Change of Control, in its sole discretion.

Rule of 65 Vesting

In the event that (i) the Grantee has remained continuously employed with the Company for at least one year from the Grant Date, (ii) the Grantee has satisfied the Rule of 65 (as defined below) at the time of his or her termination of employment and such termination of employment is not for Cause, and (iii) the Grantee is an “officer” under Section 16 of the Exchange Act at the time of such termination of employment, then the Award shall vest and shall be settled on its normal Vesting Dates; provided, however, that if following the Grantee’s termination of employment under this paragraph, there is a Change of Control and the Award is not effectively assumed, converted or replaced and the Change of Control is a “change in control event” within the meaning of Section 409A of the Code, then the vested Award shall be settled upon such Change of Control to the extent permitted without adverse tax consequences by Section 409A of the Code, with the number of Shares issuable as determined above under Change of Control Vesting. If the Grantee satisfies the requirements of the preceding sentence but the Grantee’s termination of employment occurs prior to the first anniversary of the Grant Date, then the number of Condition Target PSUs eligible for vesting shall be prorated based on the number of full months from the Grant Date to the Grantee’s termination of employment divided by 12.

“Rule of 65” means that the sum of the Grantee’s age and years of service equals or exceeds 65, with a minimum age of 55 and a minimum of five years of continuous service.

Death or Disability

In the event of the Grantee’s death or Disability while employed by the Company and the Grantee is an “officer” under Section 16 of the Exchange Act at the time of such death or Disability, the Condition Target PSUs shall vest and be settled within 60 days following such death or Disability (or, if later and to the extent permitted under Section 409A of the Code, within 60 days following the conclusion of the Performance Period applicable to the underlying Performance Goals).

Disability mean that the Grantee is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, determined in accordance with Section 409A of the Code.

For purposes of this Exhibit, the target Performance Share Units applicable to each Performance Condition are referred to as Condition Target PSUs.

Condition Target PSUs are calculated by multiplying the Award’s total target Performance Share Units by the percentage indicated for each Performance Condition listed in the following grid:

[Performance Conditions Intentionally Omitted]

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